UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C 20549
SCHEDULE 13e-3
Rule 13e-3 Transaction statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
URBAN IMPROVEMENT FUND LIMITED 1974, LP
(Name of the Issuer)
URBAN IMPROVEMENT FUND LIMITED 1974, LP
UIF 1974, LP
(Names of Person(s) Filing Statement
Units of limited partnership interest
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
Ilya Gamel
Interfinancial Real Estate Investment Company
1201 Third Avenue, Suite 5400
Seattle, WA 98101
206-622-9900
Copy to:
Erin Joyce Letey
Riddell Williams P.S.
1001 Fourth Avenue, Suite 4500
Seattle, WA 98154
206-624-3600
(Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices and Communications
on Behalf of the Persons Filing Statement)
This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

☑ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:	$ 169.86

Form or Registration No.:	Schedule 14A

Filing Party:	Urban Improvement Fund Limited 1974, LP

Date Filed:	July 20, 2007

Introduction
This Schedule 13e-3 is being filed by Urban Improvement Fund Limited 1974, LP, a Delaware limited partnership (“Urban Fund”), the issuer of the securities that are the subject of the Rule 13e-3 transaction, and UIF 1974, LP, a newly formed Delaware limited partnership (“Merger Sub”), with respect to the proposed merger of Merger Sub with and into Urban Fund, with Urban Fund as the surviving limited partnership (the “Merger”). As a result of the Merger, all outstanding limited partnership interests held by the limited partners of Urban Fund (other than limited partnership interests held by the general partner of Urban Fund and certain affiliates) will be converted into the right to receive $1,050 per interest.
Concurrently with the filing of this Schedule 13e-3, Urban Fund is filing a preliminary consent solicitation and information statement (the “Statement”) pursuant to Section 14(a) of the Securities and Exchange Act of 1934, pursuant to which the general partner is soliciting consent from the limited partners in connection wit the Merger. The information in the Statement, including all schedules and exhibits thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Statement and the schedules and exhibits thereto. As of the date hereof, the Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined herein shall have the meanings given those terms in the Statement.
Item 1. Summary Term Sheet
     The information set forth in the Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger”
Item 2. Subject Company Information
     (a) Name and Address.
Urban Improvement Fund Limited 1974, LP
1201 Third Avenue, Suite 5400
Seattle, WA 98101
206-622-9900
     (b) Securities. As of May 31, 2007, there were 11,394 limited partnership interests and 115 general partnership interests outstanding.
     (c) Trading Market and Price. There is no established trading market for the securities. The information set forth in the Statement under “Prices of the Units on Secondary Market” is incorporated herein by reference.
     (d) Dividends. Not applicable.
     (e) Prior Public Offerings. None.
     (f) Prior Stock Purchases. The information set forth in the Statement under “Prices of the Units on Secondary Market” is incorporated herein by reference.
Item 3. Identity and Background of Filling Person
     (a) Name and Address. The filing person is the subject company. The information set forth in the Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Parties to the Merger”
“Information about the General Partner”
“Information about the Continuing Limited Partners”
     (b) Business and Background of Entities. The information set forth in the Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Parties to the Merger”
“Information about the General Partner”
“Information about the Continuing Limited Partners”
     (c) Business and Background of Natural Persons. The information set forth in the Statement under the following captions is incorporated herein by reference:
“Information about the General Partner”
“Information about the Continuing Limited Partners”
Item 4. Terms of the Transaction
     (a) Material Terms.
     (1) Not Applicable.
     (2) The information set forth in the Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger”
“Special Factors – Background of the Partnership and the Merger”
“Special Factors – Effect of the Merger”
“Special Factors – Reasons for the Merger”
“Special Factors – Determinations of the Terms of the Merger”
“Merger Agreement”
“Certain U.S. Federal Income Tax Matters”
     (c) Different Terms. The information set forth in the Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger”
“Special Factors – Effect of the Merger”
     (d) Appraisal Rights. The information set forth in the Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger”
“Appraisal rights”

     (e) Provisions for Unaffiliated Security Holders. The information set forth in the Statement under the caption “Where You Can Find More Information” is incorporated herein by reference.
     (f) Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
     (a). Transactions. The information set forth in the Statement under the following captions is incorporated herein by reference:
“Special Factors – Background of the Partnership and the Merger”
“Prices of the Units on Secondary Market”
     (b),(c) Significant Corporate Events; Negotiations or Contracts. The information set forth in the Statement under the following captions is incorporated herein by reference:
“Special Factors – Background of the Partnership and the Merger”
“Special Factors – Reasons for the Merger”
“Special Factors – Determination of the Terms of the Merger”
“Special Factors – Fairness of the Going Private Transaction”
“Prices of the Units on Secondary Market”
     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger”
“Special Factors – Reasons for the Merger”
“Transaction Expenses”
Item 6. Purposes of the Transaction and Plans or Proposals
     (b) Use of Securities Acquired. The information set forth in the Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger”
“Special Factors – Effect of the Merger”
“Merger Agreement”
“Certain U.S. Federal Income Tax Matters”
     (c)(1) through (8) Plans. The information set forth in the Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger”

“Special Factors – Background of the Partnership and the Merger”
“Special Factors – Effect of the Merger”
“Special Factors – Reasons for the Merger”
“Special Factors – Determination of the Terms of the Merger”
“Merger Agreement”
Item 7. Purposes, Alternatives, Reasons and Effects
     (a) Purposes. The information set forth in the Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger”
“Special Factors – Background of the Partnership and the Merger”
“Special Factors – Effect of the Merger”
“Special Factors – Recommendation of the General Partner”
“Special Factors – Reasons for the Merger”
“Special Factors – Historical Performance of Investment in the Partnership”
“Special Factors – Determination of the Terms of the Merger”
     (b) Alternatives. The information set forth in the Statement under the following captions is incorporated herein by reference:
“Special Factors – Background of the Partnership and the Merger”
“Special Factors – Reasons for the Merger”
     (c) Reasons. The information set forth in the Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger”
“Special Factors – Background of the Partnership and the Merger”
“Special Factors – Recommendation of the General Partner”
“Special Factors – Reasons for the Merger”
“Special Factors – Historical Performance of Investment in the Partnership”
“Special Factors – Determination of the Terms of the Merger”
“Special Factors – Fairness of the Going Private Transaction”
     (d) Effects. The information set forth in the Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger”
“Special Factors – Background of the Partnership and the Merger”
“Special Factors – Effect of the Merger”
“Special Factors – Reasons for the Merger”
“Special Factors – Determination of the Terms of the Merger”
“Merger Agreement”
“Certain U.S. Federal Income Tax Matters”

Item 8. Fairness of the Transaction
     (a), (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger”
“Special Factors – Background of the Partnership and the Merger”
“Special Factors – Reasons for the Merger”
“Special Factors – Determination of the Terms of the Merger”
“Special Factors – Fairness of the Going Private Transaction”
“Special Factors – Fairness Opinion”
“Conflicts of Interest and Risk Factors”
Exhibit A – Opinion of Recap Advisors, LLC.
     (c) Approval of Security Holders. The transaction is not structured so that approval of at least a majority of unaffiliated limited partners is required.
     (d) Unaffiliated Representative. Neither Urban Fund or its General Partner has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders.
     (e) Approval of Directors. Not applicable.
     (f) Other Offers. Not applicable.
Item 9. Reports, Opinions, Appraisals and Negotiations
     (a)-(c). Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger”
“Special Factors – Background of the Partnership and the Merger”
“Special Factors – Reasons for the Merger”
“Special Factors – Determination of the Terms of the Merger”
“Special Factors – Fairness of the Going Private Transaction”
“Special Factors – Fairness Opinion”
Exhibit A – Opinion of Recap Advisors, LLC.
Item 10. Source and Amount of Funds or Other Considerations
     (a), (b) Source of Funds; Conditions. The information set forth in the Statement under the caption “Special Factors – Source of Funds” is incorporated herein by reference.
     (c) Expenses. The information set forth in the Statement under the caption “Transaction Expenses” is incorporated herein by reference.
     (d) Borrowed Funds. The information set forth in the Statement under the caption “Special Factors – Source of Funds” is incorporated herein by reference.
Item 11. Interest in Securities of the Subject Company
     (a) Securities Ownership. The information set forth in the Statement under the caption “Beneficial Ownership” is incorporated herein by reference.

     (b) Securities Transactions. The information set forth in the Statement under the caption “Prices of the Units on the Secondary Market” is incorporated herein by reference.
Item 12. The Solicitation or Recommendation
     (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger”
“Special Factors – Historical Performance of Investment in the Partnership”
“Conflicts of Interest and Risk Factors”
“Required Approvals”
     (e) Recommendations of Others. The information set forth in the Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors – Recommendation of the General Partner”
Item 13. Financial Statements
     (a) Financial Statements. The information set forth in the Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Index to Financial Statements”
“Financial Statements”
     (b) Pro Forma Information. Not applicable
     (c) Summary Information. The information set forth in the Statement under the following captions is incorporated by reference:
“Summary Term Sheet”
“Selected Financial Information”
Item 14. Persons/Assets Retained, Employed, Compensated or Used
     (a) Solicitations or Recommendations. The information set forth in the Statement under the following captions is incorporated by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger”
“Special Factors – Recommendation of the General Partner”
“Special Factors – Determination of the Terms of the Merger”
“Special Factors – Fairness of the Going Private Transaction”
“Special Factors – Fairness Opinion”

     (b) Employees and Corporate Assets. None.
Item 15. Additional Information
     (b) Other Material Information. The information set forth in the Statement, including all schedules and exhibits thereto, is incorporated herein by reference.
Item 16. Exhibits

(a)(1)	Consent Solicitation and Information Statement of Urban Improvement Fund Limited 1974, LP (incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on July 20, 2007 (the “Statement”)

(a)(2)	Form of Consent Ballot filed with the Commission with the Statement as Exhibit E

(a)(3)	Notice of Consent Solicitation and Information Statement filed with the Commission with the Statement

(c)(1)	Opinion of Recap Advisors, LLC dated June 29, 2007 (attached as Exhibit A to the Statement and incorporated herein by reference)

(d)(1)	Agreement and Plan of Merger among of Urban Improvement Fund Limited 1974, LP and UIF 1974, LP (attached as Exhibit B to the Statement and incorporated herein by reference)

(f)	Appraisal rights are described under the caption “Appraisal Rights” set forth in the Statement and are incorporated herein by reference.

SIGNATURE
     After due inquiry and to the best of each of the undersigned’s knowledge and believe, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2007	URBAN IMPROVEMENT FUND LIMITED 1974, LP By: Interfinancial Real Estate Management Company, its General Partner
	By:	/s/ John M. Orehek
John M. Orehek, Vice President

UIF 1974, LP By: Interfinancial Real Estate Management Company, its General Partner
	By:	/s/ John M. Orehek
John M. Orehek, Vice President